Filed Pursuant to Rule 433 Registration No. 333-133852

BANK OF AMERICA CORPORATION

$2,000,000,000
Floating Rate Callable Senior Notes, due February 2010

FINAL TERM SHEET

Dated February 8, 2007

Issuer:	Bank of America Corporation

Ratings:	Aa2 (Moody's)/AA- (S&P)/AA- (Fitch)

Title of the Series:	Floating Rate Callable Senior Notes, due February 2010

Total Aggregate Principal Amount Initially Being Issued:	$2,000,000,000

Issue Price:	100%

Trade Date:	February 8, 2007

Settlement Date:	February 15, 2007 (DTC)

Maturity Date:	February 12, 2010

Ranking:	Senior

Minimum Denominations:	$5,000 and multiples of $5,000 in excess of $5,000

Day Count Fraction:	Actual/360

Record Dates:	For book-entry only notes, one business day prior to payment date. If notes are not held in book-entry only form, record dates will be February 1, May 1, August 1, and November 1.

Base Rate:	LIBOR Telerate Page 3750

Index Maturity:	90 days

Spread:	1 bp from, and including, the Issue Date to, but excluding August 18, 2008; 12 bps for the period from, and including, August 18, 2008 to, but excluding the Maturity Date or earlier redemption date.

Interest Payment Dates:	February 18, May 18, August 18, and November 18 of each year, beginning May 18, 2007.

Interest Periods:

Quarterly.  The initial interest period will be the period from, and including, the Issue Date to, but excluding May 18, 2007, the initial interest payment date.  The subsequent interest periods will be the periods from, and including, the applicable interest payment date to, but excluding, the next interest payment date.

Interest Determination Date:	Second London banking day preceding the applicable interest reset date

Interest Reset Dates:	February 18, May 18, August 18, and November 18.

Redemption:

The Issuer has the right to redeem all, but not less than all, of the notes on August 18, 2008 and on any subsequent interest payment date.  The redemption price will be 100% of the principal amount of the notes, plus any accrued and unpaid interest.

Call Notification:	Notice of redemption will be mailed to the holders of the notes to be redeemed not less than 15 days nor more than 60 days prior to the redemption date.

Conversion:	The notes will not be convertible into any of our other notes or securities.

Listing:	None

Calculation Agent:	The Bank of New York Trust Company, N.A.

Lead Manager:	Banc of America Securities LLC

Co-Managers:	CastleOak Securities, L.P.
Samuel A. Ramirez & Company, Inc.

CUSIP No.	060505CY8

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, Bank of America Corporation or the lead underwriter will arrange to send you the prospectus if you request it by contacting Bank of America Corporation, Corporate Treasury - Securities Administration, at 1-866-804-5241, or Banc of America Securities LLC, toll free at 1-800-294-1322.  You may also request a copy by e-mail from securities.administration@bankofamerica.com or dg.prospectus_distribution@bofasecurities.com.